                                 EXHIBIT 4.4(f)


August 11, 2000


Mr. Gregory T. Knipp
Paragon Corporate Holdings, Inc.
7400 Caldwell Avenue
Niles, IL 60714

RE:  Paragon Corporate Holdings, Inc./A.B.Dick Company Covenant Waivers

Dear Greg:

Reference is hereby made to that certain Credit and Security Agreement ("Agreement") dated as of April 1, 1998 as amended on March 17, 1999, March 31, 2000 and May 10, 2000, between Paragon Corporate Holdings, Inc. ("Paragon") and Key Corporate Capital Inc. ("KCCI"). Unless otherwise defined herein, each of the capitalized terms used herein and not otherwise defined herein shall have the meaning ascribed such term in the Agreement.

Pursuant to recent discussions, Paragon has notified KCCI of certain covenant violations under Section 8.4(a) and 8.4(b) of the Agreement for the periods ended June 30, 2000 and September 30, 2000. Section 8.4(a) states that the Consolidated EBITDA of A.B.Dick for the period of January 1, 2000 through June 30, 2000 shall not be less than $2,050,000 and January 1, 2000 through September 30, 2000 shall not be less than $5,700,000. Section 8.4(b) states that the Consolidated Fixed Charge Coverage Ratio for AB Dick for the period of January 1, 2000 through June 30, 2000 shall not be less than 0.50 to 1.0 and January 1, 2000 through September 30, 2000 shall not be less than 1.20 to 1.0. Section 8.4(b) also states that the Consolidated Fixed Charge Coverage Ratio for Paragon for the period of January 1, 2000 through September 30, 2000 shall not be less than 0.25 to 1.0.

In response to your request, KCCI hereby waives any remedies it may have with respect to the specific covenant violations existing under the aforementioned sections of the Agreement for the periods ended June 30, 2000 and September 30, 2000. This waiver shall not apply to any other Covenant violation or Event of Default except for the specifically aforementioned covenant violations. Nothing herein shall be construed or implied that KCCI will grant a waiver of the covenant violations of these or any other provisions of the Agreement in the future.

The execution of this letter shall serve as acknowledgement that the foregoing waiver shall not affect the continued legality, validity, and binding effects of the Agreement in its entirety and that the Agreement and each of the loan documents continue to be freely enforceable in accordance with their terms and are hereby ratified and confirmed by Paragon. If the foregoing is acceptable to you, kindly acknowledge your agreement thereto by executing and returning this letter to my attention.

Very truly yours,


Christine A. Schoaf
Assistant Vice President
Structured Finance

Please execute in the space below to acknowledge the waivers for the specific covenant violations mentioned above as well as the continued legality and validity of the Agreement in its entirety.


                        ACCEPTED AND AGREED TO AS OF THIS
                             ___ DAY OF AUGUST, 2000


                        PARAGON CORPORATE HOLDINGS, INC.


                      BY:
                          ---------------------------------


                      ITS:
                          ---------------------------------